UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Equus Total Return, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
294766100
(CUSIP Number)
Sam P. Douglass
3229 Groveland Lane
Houston, Texas 77019
and
Paula T. Douglass
3229 Groveland Lane
Houston, Texas 77019
(713) 526-9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE
This Amendment No. 3 to Schedule 13D (this “Amendment”), among other things, amends and supplements the Schedule 13D originally filed by Sam P. Douglass and Equus Corporation International on May 27, 1997, as amended by Amendment No. 1 thereto filed on June 4, 2009 and Amendment No. 2 thereto filed on November 27, 2009 (the “Schedule 13D”).
Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
The Reporting Persons no longer intend to solicit proxies from the Issuer’s stockholders for use at the Issuer’s next annual meeting in order to seek election of their nominees to the Board. This decision was made following discussions with members of the Board relating to the matters of concern reported in Amendment No. 2 to Schedule 13D, the recent creation by the Board of an executive committee, whose members include Mr. Douglass and four of the Issuer’s independent directors, and the Issuer’s implementation of certain Board and management changes as announced in the Issuer’s press release dated February 19, 2010. The Reporting Persons currently do not have any other plans or proposals that relate to or would result in any of the actions required to be described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments concerning the Issuer, the Issuer’s business and prospects, general market and economic conditions and other factors deemed relevant, may decide at any time to reconsider or reformulate their position, plans or proposals with respect to the Issuer. Such positions, plans or proposals may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, acquiring additional securities of the Issuer or selling any or all of the securities of the Issuer that they hold.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
See the discussion of MCCA’s obligations under the ECMC Purchase referenced in Item 3 of Amendment No. 1 to Schedule 13D.
Except for the relationship of Sam P. Douglass as a director of the Issuer, the relationship of Paula T. Douglass, the wife of Sam P. Douglass, as an officer of the Issuer, and as otherwise described in prior Amendments Nos. 1 or 2 or this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
In accordance with Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that he, she or it is, for purposes of Section 13(d) or Section 13(g) of such Act, the beneficial owner of any securities of the Issuer other than as expressly described in Item 5 (including the notes thereto).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 1, 2010

/s/ Sam P. Douglass
Sam P. Douglass, Individually

/s/ Paula T. Douglass
Paula T. Douglass, Individually

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the
Benefit of S. Preston Douglass, Jr.

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the
Benefit of Brooke Douglass

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Tiel Trust for the Benefit of
Sam P. Douglass

/s/ Paula T. Douglass
Paula T. Douglass, as Trustee of Tiel Trust for the Benefit of
Paula T. Douglass

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